Exhibit 99.6

NICE Actimize Secures 2024 Global Banking & Finance Awards
For Excellence in Innovation in Anti-Fraud Technology
 in Three Major Regions

With its pervasive AI-based Integrated Fraud Management, NICE Actimize’s advanced analytics protect customers from scams across all channels and payment types

Hoboken, N.J., August 12, 2024  – NICE Actimize, a NICE (NASDAQ: NICE) business, today announced that for the third consecutive year Global Banking & Finance Review, a financial media platform with over three million readers worldwide, has awarded the firm honors for “Excellence in Innovation in Anti-Fraud/Security Solutions.” The 2024 Global Banking & Finance Awards® recognitions included the following winning categories for NICE Actimize: Anti-Fraud/Security Solutions Europe 2024; Anti-Fraud/Security Solutions Asia Pacific 2024; and Anti-Fraud/Security Solutions North America 2024.

NICE Actimize offers several critical differentiators in its market-leading Integrated Fraud Management (IFM) platform. With its recent advancements in artificial intelligence capabilities and unique collective intelligence capabilities, IFM offers unprecedented fraud detection accuracy and efficiency in protecting financial services firms and their customers from fraud and scams. This enhanced version of IFM is the first solution to deliver AI pervasively across all fraud prevention processes, from detection and strategy to investigations and operations.

According to Wanda Rich, Editor, Global Banking & Finance Review, “Our editorial team congratulates NICE Actimize for its continued contributions to fighting financial crime and fraud with a complete end-to- end fraud management platform. NICE Actimize’s dedication to innovation, including pervasive AI and collective intelligence capabilities is leading the industry.”

“Emerging fraud types and complex scams continue to challenge financial institutions of all sizes worldwide. NICE Actimize continues to invest in advanced AI capabilities and other technologies that mitigate these challenges while balancing risk and providing a seamless customer experience,” said Craig Costigan, CEO, NICE Actimize. “For the third consecutive year, it’s an honor to be recognized for our many advancements in delivering advanced fraud solutions across the globe.”

To download, “IFM: Prevent Fraud with Pervasive AI” click here for further information.

Please click here to learn more about the 2024 Global Banking & Finance Review awards.

About Global Banking and Finance Review
Global Banking & Finance Review® is a leading Financial Platform established in 2010 – A Media Powerhouse with its own Online Portal, Print & Digital magazine reaching over 3 million readers worldwide on an annual basis. Since the inception of the Global Banking & Finance Awards® in 2011, The Awards reflect the innovation, achievement, strategy, progressive and inspirational changes taking place within the Global Financial community. The awards were created to recognize companies of all sizes which are prominent in particular areas of expertise and excellence within the financial world. The Banking Awards & the Financial Awards are known throughout the global banking and financial community as a symbol of excellence.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers’ and investors’ assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction.www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 646 408 5896, media@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Costigan, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties in making additional acquisitions or difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners; cyber security attacks or other security breaches against the Company; privacy concerns; changes in currency exchange rates and interest rates, the effects of additional tax liabilities resulting from our global operations, the effect of unexpected events or geo-political conditions, such as the impact of conflicts in the Middle East that may disrupt our business and the global economy; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.